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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                              Creative Vistas, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  225300 10 2
                                 --------------
                                 (CUSIP Number)


                   Tudor Investments Ltd. Profit Sharing Plan
                       4909 East McDowell Rd., Suite 100
                             Phoenix, Arizona 85008
                                 (602) 225-0504
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 3, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 225300 10 2                                          Page 2 of 4 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Tudor Investments Ltd. Profit Sharing Plan
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

    The shares of Company Stock held in the name of Tudor Investments
    Ltd. Profit Sharing Plan are beneficially owned by Ronald E. Warnicke.
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona - ERISA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     4,724,778
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       4,724,778
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,724,778
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.2%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    EP
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 225300 10 2                                          Page 3 of 4 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of the common stock, no par value (the "Common Stock") of Creative Vistas, Inc. (the "Company"). The principal executive offices of the Company are located at 4909 East McDowell Road, Suite 100, Phoenix, Arizona 85008.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Tudor Investments Ltd., a Profit Sharing Plan ("Tudor") whose place of organization is Arizona (ERISA) and whose business address is 4909 East McDowell Road, Suite 100, Phoenix, Arizona 85008. During the last five years Tudor has not been convicted in a criminal proceeding of the type required to be disclosed herein. Tudor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEMS 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Tudor acquired 4,250,000 shares of Common Stock in the Company on July 3, 2002 in exchange for $25,550 of outstanding debt owed by the Company to Tudor.

ITEM 4. PURPOSE OF TRANSACTION

     The Board of Directors of the Company authorized the issuance of Common Stock in the Company for the repayment of debt owed by the Company, which resulted in 4,250,000 shares of Common Stock being issued to Tudor for outstanding debt in the amount of $25,550 owed by the Company to Tudor.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Warnicke beneficially owns 4,724,778 shares of the Common Stock of the Company, comprising approximately 47.2% of the outstanding Common Stock of the Company.

(b) Tudor has the sole power to vote and to dispose of the securities described in subsection (a).

(c) Tudor has not effected any transaction in securities of the Company during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 - Certification Regarding Joint Filing of Schedule 13D.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 225300 10 2                                          Page 4 of 4 Pages
---------------------                                          -----------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 1, 2002                   By: /s/ Ronald E. Warnicke
-----------------------                     ----------------------------------

                                        Its:  Trustee
                                              ----------------------------------

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)